UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of July 2010
Commission File Number: 001-33328
XINHUA SPORTS & ENTERTAINMENT LIMITED
(formerly Xinhua Finance Media Limited)
N/A
(Translation of registrant’s name into English)
18/F, Tower A, Winterless Centre,
No. 1 West Da Wang Road, Chaoyang District,
Beijing, 100026, People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XINHUA SPORTS & ENTERTAINMENT LIMITED
By:	/s/ Fredy Bush
	Name:	Fredy Bush
	Title:	Chief Executive Officer

Date: July 14, 2010

Exhibit Index
Exhibit 99.1 — Press Release

Exhibit 99.1
Xinhua Sports & Entertainment Restructures Credit Facility
with Patriarch Partners
BEIJING, July 14 , 2010 — Xinhua Sports & Entertainment Limited (NASDAQ: XSEL), announced today that it has entered into an agreement (the “Amendment”) to restructure the terms of its secured convertible loan facility with affiliates of Patriarch Partners LLC (“Patriarch”), a global investment firm based in New York. Under the terms of the Amendment, the Company repaid $16,343,960, and Patriarch agreed to lend the Company an additional $7.6 million non-convertible term loan, bringing the aggregate amount outstanding under the Patriarch facility to $49,056,040.00, and to waive all existing defaults and revise the terms of the financial covenants. As a part of the transaction, in consideration for the waiver and extension of additional loans in the Amendment, Patriarch has been granted additional security in the Company’s assets as collateral for the loans and the Company issued to affiliates of Patriarch Series C Preferred Shares convertible into 25% of the fully diluted common equity of the Company and paid certain fees and expenses.
End
For more information:
Media Contact
Joy Tsang, XSEL, +852 2561 3054, joy.tsang@xsel.com
IR Contact
Graham Earnshaw, XSEL, +86 10 8567 6061, graham.earnshaw@xsel.com
Howard Gostfrand, American Capital Ventures, +1 305 918 7000, toll free +1 877 918 0774, info@amcapventures.com
About XSEL
XSEL is a leading sports and entertainment media company in China. Catering to a vast audience of young and upwardly mobile consumers, XSEL is well-positioned in China with its unique content and access. Through its key international partnerships, XSEL is able to offer its target audience the content they demand — premium sports and quality entertainment. Through its Chinese partnerships, XSEL is able to deliver this content across a broad range of platforms, including television, the Internet, mobile phones, cinema, university campuses and other multimedia assets in China. Along with its in-house advertising resources, XSEL offers a total solution empowering clients at every stage of the media process linking advertisers with China’s young and upwardly mobile demographic.
Headquartered in Beijing, the Company has offices and affiliates in major cities throughout China including Beijing, Shanghai, Guangzhou, Shenzhen and Hong Kong. Xinhua Sports & Entertainment Limited shares are listed on the NASDAQ Global Market (NASDAQ: XSEL). For more information, please visit www.xsel.com.

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” ''confident’’ and similar statements. Among other things, any quotations from management in this announcement contain forward-looking statements. Statements that are not historical facts, including statements about XSEL’s beliefs and expectations are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those contained in any forward-looking statements. Potential risks and uncertainties include, but are not limited to, risks outlined in XSEL’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. All information provided in this press release is as of the date hereof, and XSEL undertakes no duty to update such information, except as required under applicable law.